March 12, 2013

To the Trustees of

DoubleLine Equity Funds

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

Re: Expense Limitation Agreement

Gentlemen:

With reference to the Investment Management Agreement entered into by DoubleLine Equity LP (the “Adviser”) and DoubleLine Equity Funds (the “Trust”) dated March 12, 2013, as amended from time to time, we hereby notify you as follows:

1. The Adviser hereby agrees to waive its investment advisory fee and to reimburse other ordinary operating expenses of DoubleLine Equities Small Cap Growth Fund, DoubleLine Equities Growth Fund, and DoubleLine Equities Global Technology Fund (each, a “Fund” and, together, the “Funds”) to the extent necessary to limit the ordinary operating expenses of the following share classes to an amount not to exceed the following annual rates (based on such class’s average daily net assets):

	Class I	Class N
DoubleLine Equities Small Cap Growth Fund	1.15%	1.40%
DoubleLine Equities Growth Fund	1.05%	1.30%
DoubleLine Equities Global Technology Fund	1.10%	1.35%

This agreement shall be in effect for the one-year period commencing on the effective date of the Funds’ registration statement.

For the purposes of this agreement, “ordinary operating expenses” excludes taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, acquired fund fees and expenses, and any extraordinary expenses.

2. To the extent that the Adviser waives its investment advisory fee and/or reimburses ordinary operating expenses of a share class of a Fund to satisfy the limitations set forth in this agreement, the Adviser may seek reimbursement from that share class of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to these expense limitations.

3. Prior to the expiration of the one-year periods referred to in paragraph one, the expense limitation arrangement set forth above for the Funds may only be modified or terminated with the approval of a majority vote of the trustees of the Trust who are not “interested persons” of the Trust, as defined under the Investment Company Act of 1940, as amended (the “1940 Act”).

4. We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the above referenced Funds, and any amendments thereto, with the Securities and Exchange Commission, in accruing the Funds’ expenses for purposes of calculating their net asset value per share and for other purposes permitted under the 1940 Act, and expressly permit you to do so.

Very truly yours,

DOUBLELINE EQUITY LP,

By: DoubleLine Capital GP LLC, its general partner

By:	/s/ Henry V. Chase
Name: Henry V. Chase
Title: Chief Financial Officer

ACCEPTED AND AGREED TO ON BEHALF OF:
DoubleLine Equities Small Cap Growth Fund
DoubleLine Equities Growth Fund
DoubleLine Equities Global Technology Fund

DOUBLELINE EQUITY FUNDS

By:	/s/ Ronald Redell
Name: Ronald Redell
Title: President

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